Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-239069 and 333-205095) and Form S-3 (No. 333-224197) of our report dated March 15, 2021, with respect to the consolidated balance sheets of Altabancorp as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in this Annual Report on Form 10 K of Altabancorp for the year ended December 31, 2020.

/s/ Moss Adams LLP

Spokane, Washington

March 15, 2021